Filed Pursuant to Rule 253(g)(2)
File No. 024-11253

OFFERING CIRCULAR SUPPLEMENT NO. 1

Date of Qualification of the Offering Circular: November 25, 2020

August 3, 2021

PRINCIPAL SOLAR, INC.

100 CRESCENT COURT, SUITE 700

DALLAS, TEXAS  75201

This document (the “Supplement”) supplements the Offering Circular of Principal Solar, Inc. (the “Company”) filed on June 29, 2020, as amended on August 14, 2020 and as qualified by the Securities and Exchange Commission on November 25, 2020 (the “Offering Circular”) relating to the offer and sale by us of up to 100,000,000 shares of our common stock (the “Common Stock”) at an offering price per share equal to $0.10, for an offering amount of $10,000,000 (the “Offering”). Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this supplement is to:

•	Update the offering price for our common shares and number of shares offered throughout the Offering Circular;

Offering Price for Our Common Shares

The following information supersedes and replaces the first paragraph on the cover page of the Offering Circular:

This is the public offering of securities of Principal Solar, Inc., a Delaware corporation. We are offering 125,000,000 shares of our common stock, par value $0.01 (“Common Stock”), at an offering price of $0.08 per share (the “Offered Shares”) by the Company, for a total offering of $10 million. This Offering will terminate on twelve months from the day the Offering is qualified or the date on which the maximum offering amount is sold (such earlier date, the “Termination Date”).

Investors will pay the most recent publicly announced offering price as of the date of their subscription.

.

The following information supersedes and replaces the table on the cover page of the Offering Circular:

	Per Share	Total Maximum
Public Offering Price (1)(2)	$0.08	$10,000,000	(4)
Underwriting Discounts and Commissions (3)	$0.00	$0
Proceeds to Company	$0.08	$10,000,000	(4)

(1)	We are offering shares on a continuous basis. See “Distribution – Continuous Offering”.
(2)	This is a “best efforts” offering. The proceeds of this offering will not be placed into an escrow account. We will offer our Common Stock on a best efforts basis. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds. See “How to Subscribe.”
(3)	We are offering these securities without an underwriter.
(4)	Total maximum calculations take into account 50,000,000 of common shares previously sold under this offering at the offering price of $0.10 per share. We are currently continuing to offer up to approximately $5,000,000 in our common shares, which, when taken together with the approximately $5,000,000 in common shares sold in the previous 12-months, is less than the rolling 12-month maximum offering amount of $20,000,000 allowable under Regulation A.

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Supplement No. 1 to Regulation A Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, Texas, on August 3, 2021.

Principal Solar, Inc..

By:	/s/ K. Bryce Toussaint
Name:	K. Bryce Toussaint
Title:	Chief Executive Officer and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ K. Bryce Toussaint	Director	August 3, 2021
K. Bryce Toussaint

/s/ Anthony Lerner	Director	August 3, 2021
Anthony Lerner

PRINCIPAL SOLAR, INC.

100 CRESCENT COURT, SUITE 700

DALLAS, TEXAS  75201

$10,000,000.00

125,000,000 SHARES OF COMMON STOCK

$0.08 PER SHARE